Exhibit 99.12

2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Bertrand DE LA NOUE
Sandrine SABOUREAU
Laurent KETTENMEYER
Matthieu GOT
Robert HAMMOND (U.S.)
Tel. : (1) 713-483-5070
Fax : (1) 713-483-5629
TOTAL S.A.
Capital 5.871.057.210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 30, 2010
Second quarter and first half 2010 results
Board approves interim 2010 dividend of 1.14 €/share
Main results1-2

• Second quarter adjusted net income[3]	3.0 billion euros	+72%
	3.8 billion dollars	+60%

	1.32 euros per share	+71%
	1.68 dollars per share	+60%

• First half adjusted net income[3]	5.3 billion euros	+37%
	7.0 billion dollars	+36%

• First half net income[4]	5.7 billion euros	+28%
Highlights since the beginning of the second quarter 2010

•	Upstream production of 2,359 kboe/d in the second quarter 2010, an increase of 8% compared to the second quarter 2009

•	Started up Yemen LNG liquefaction Train II and Qatofin ethane cracker in Qatar

•	Launched development of the Islay field in the North Sea

•	New discoveries on deep-offshore Block 15/06 in Angola and OML 136 in Nigeria

•	Signed an agreement to acquire UTS and its 20% interest in the Fort Hills heavy oil project in Canada

•	Added exploration acreage through acquisition of interests in a block on the pre-salt area of the Santos Basin in Brazil, in two permits in the Arafura Sea in Indonesia, in Block 72 in Yemen and on the joint development zone between Nigeria, Sao Tomé and Principe

•	Divested Upstream assets in Norway, Valhall and Hod, and in the Gulf of Mexico, Virgo and Matterhorn

•	Divested the Specialty chemicals consumer products unit Mapa Spontex

•	Continued to develop the new energies portfolio through :
–	Equity investment and strategic partnership with Amyris for research and development to produce products from biomass

–	Construction launched in Abu Dhabi of the largest concentrated solar energy plant in the world

–	Equity investment in AE Polysilicon, a company which has developed advanced polysilicon production technology for solar panels

[1]	percent changes are relative to the same period 2009.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.2708 $/€ in the 2nd quarter 2010, 1.3632 $/€ in the 2nd quarter 2009, 1.3829 $/€ in the 1st quarter 2010, 1.3268 $/€ in the 1st half 2010 and 1.3328 $/€ in the 1st half 2009.

[3]	adjusted net income = net income using replacement cost (Group share), adjusted for special items and excluding Total’s share of adjustments related to Sanofi-Aventis.

[4]	Group share ; net income (Group share) for the 2nd quarter 2010 was 3,101 M€.

The Board of Directors of Total, led by Chairman and CEO Christophe de Margerie, met on July 29, 2010 to review the Group’s second quarter and first half 2010 accounts.
Adjusted net income for the second quarter 2010 was 2,961 million euros (M€), an increase of 72% compared to the second quarter 2009 and 29% compared to first quarter 2010. Expressed in dollars, the increases were 60% and 19%, respectively.
The Board of Directors approved the 2010 interim dividend of 1.14 €/share for payment in November5, at the same level as the interim and final dividend payments for 2009.
Commenting on the results, Christophe de Margerie said :
«Our industry was marked by the accident in the second quarter on the Macondo well in the Gulf of Mexico. We are reminded once again that safety and the environment must remain our top priorities in this business. Total reacted immediately by launching a complete review of all its existing procedures and drilling operations, including the procedures to be implemented in the event of an accident. More generally, the Group is pursuing a particularly strict policy to put in place the necessary means to define and apply rigorous processes, by emphasizing the proper training and management of our teams.
In the second quarter, the economic environment for our activities was globally favorable with Brent trading around 75 $/b, refining margins at slightly higher levels and improved Chemicals environment compared to the first quarter 2010. However, natural gas prices were still depressed.
In this context, adjusted net income rose to 3.8 billion dollars (B$) in the second quarter 2010, a 60% increase compared to the second quarter 2009 and a 19% increase compared to the first quarter 2010, which is at the level of the best among the majors. In euros, the increase in adjusted net income was 72% and 29%, respectively, due to the appreciation of the dollar this quarter.
Cash flow from operations increased to 6.3 billion dollars, more than twice the level of the same quarter last year. As of June 30, 2010, the Group’s net-debt-to-equity ratio was 23%.
In addition to the generally favorable environment, these results reflect our strong operational performance and the growth in our activities. In particular, Upstream production grew by 8% compared to the second quarter 2009 and by 6% in the first half 2010 compared to the first half last year, essentially due to the ramp-ups on major projects started up in 2009.
In addition, the Group continued to expand its asset portfolio : in the Upstream, the agreement with UTS should allow Total to acquire 20% of the Fort Hills project in Canada and reconfigure its heavy oil portfolio there. The Group also acquired several exploration permits in Brazil, Indonesia, Yemen and the joint development zone between Nigeria, Sao Tomé and Principe. In the Downstream and Chemicals, completing the financing for the Jubail refinery and starting up the Qatofin cracker in Qatar are new steps in progressively repositioning the portfolio, with projects that are particularly robust and oriented toward growing markets. In new energies, the Group expanded its portfolio notably through an equity interest and strategic partnership in biomass and by launching the construction of a concentrated solar energy plant in Abu Dhabi.
Based on strong operational performance, a capacity to adapt to changes in the environment and a solid balance sheet, the Group approaches the second half of 2010 confidant in its outlook and its strategy for growth as an integrated major.»
♦ ♦ ♦

[5]	the ex-dividend date for the 2010 interim dividend will be November 12 and the payment date is November 17, 2010; for the ADR (NYSE :TOT) the ex-dividend date is November 9, 2010.

● Key figures6

			2Q10				1H10
			vs	in millions of euros			vs
2Q10	1Q10	2Q09	2Q09	except earnings per share and number of shares	1H10	1H09	1H09

41,329	37,603	31,430	+31%	Sales	78,932	61,471	+28%

5,461	4,506	3,044	+79%	Adjusted operating income from business segments	9,967	6,659	+50%

2,960	2,283	1,678	+76%	Adjusted net operating income from business segments	5,243	3,728	+41%

2,203	1,971	1,451	+52%	• Upstream	4,174	2,933	+42%
483	155	156	x3.1	• Downstream	638	756	-16%
274	157	71	x3.9	• Chemicals	431	39	x11.1

2,961	2,296	1,721	+72%	Adjusted net income	5,257	3,834	+37%

1.32	1.02	0.77	+71%	Adjusted fully-diluted earnings per share (euros)	2.34	1.72	+36%

2,242.5	2,242.7	2,235.6	—	Fully-diluted weighted-average shares (millions)	2,242.6	2,235.5	—

3,101	2,613	2,169	+43%	Net income (Group share)	5,714	4,459	+28%

3,446	3,709	3,634	-5%	Investments[7]	7,155	6,569	+9%

3,372	3,644	3,575	-6%	Investments including net investments in equity affiliates and non-consolidated companies[7]	7,016	6,415	+9%

850	1,048	858	-1%	Divestments	1,898	1,330	+43%

4,942	5,260	1,939	x2.5	Cash flow from operations	10,202	5,933	+72%

5,250	3,739	3,237	+62%	Adjusted cash flow from operations	8,989	6,609	+36%

			2Q10				1H10
			vs	in millions of dollars [8]			vs
2Q10	1Q10	2Q09	2Q09	except earnings per share and number of shares	1H10	1H09	1H09

52,521	52,001	42,845	+23%	Sales	104,727	81,929	+28%

6,940	6,231	4,150	+67%	Adjusted operating income from business segments	13,224	8,875	+49%

3,762	3,157	2,287	+64%	Adjusted net operating income from business segments	6,956	4,969	+40%

2,800	2,726	1,978	+42%	• Upstream	5,538	3,909	+42%
614	214	213	x2 9	• Downstream	846	1,008	-16%
348	217	97	x3.6	• Chemicals	572	52	x11

3,763	3,175	2,346	+60%	Adjusted net income	6,975	5,110	+36%

1.68	1.42	1.05	+60%	Adjusted fully-diluted earnings per share (dollars)	3.11	2.29	+36%

2,242.5	2,242.7	2,235.6	—	Fully-diluted weighted-average shares (millions)	2,242.6	2,235.5	—

3,941	3,614	2,957	+33%	Net income (Group share)	7,581	5,943	+28%

4,379	5,129	4,954	-12%	Investments[7]	9,493	8,755	+8%

4,285	5,039	4,873	-12%	Investments including net investments in equity affiliates and non-consolidated companies[7]	9,309	8,550	+9%

1,080	1,449	1,170	-8%	Divestments	2,518	1,773	+42%

6,280	7,274	2,643	x2.4	Cash flow from operations	13,536	7,908	+71%

6,672	5,171	4,413	+51%	Adjusted cash flow from operations	11,927	8,808	+35%

[6]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of adjustments related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17.

[7]	including acquisitions.

[8]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

● Second quarter 2010 results
   > Operating income
In the second quarter 2010, the Brent price averaged 78.2 $/b, an increase of 32% compared to the second quarter 2009 and 2% compared to the first quarter 2010. The average natural gas price, however, remained depressed, increasing by only 2% compared to the second quarter 2009 and decreasing by 5% compared to the first quarter 2010. The European refining margin indicator (ERMI) averaged 31.2 $/t in the second quarter 2010, an increase of 82% compared to the second quarter 2009 and 6% compared to the first quarter 2010. The environment for petrochemicals and specialty chemicals showed a net improvement, reflecting continued demand growth since the second half of 2009.
The euro-dollar exchange rate averaged 1.27 $/€ in the second quarter 2010 compared to 1.36 $/€ in second quarter 2009 and 1.38 $/€ in the first quarter 2010.
In this environment, the adjusted operating income from the business segments was 5,461 M€, an increase of 79% compared to the second quarter 20099. Expressed in dollars, the increase was 67%.
The effective tax rate10 for the business segments was 54% in the second quarter 2010 compared to 56% in the second quarter 2009, essentially due to the larger relative contribution of Downstream and Chemicals to the results.
Adjusted net operating income from the business segments was 2,960 M€ compared to 1,678 M€ in the second quarter 2009, an increase of 76%.
Expressed in dollars, adjusted net operating income from the business segments was 3.8 billion dollars (B$), an increase of 64% compared to the second quarter 2009.
   > Net income
Adjusted net income was 2,961 M€ compared to 1,721 M€ in the second quarter 2009, an increase of 72%. Expressed in dollars, adjusted net income increased by 60%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustment items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 169 M€ in the second quarter 2010 and a positive impact of 788 M€ in the second quarter 2009.
•	Special items had a positive impact on net income of 11 M€ in the second quarter 2010 and a negative impact on net income of 221 M€[11] in the second quarter 2009.
•	The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income of 40 M€ in the second quarter 2010 and a negative impact on net income of 119 M€ in the second quarter 2009.
Net income (Group share) was 3,101 M€ compared to 2,169 M€ in the second quarter 2009.
The effective tax rate9 for the Group was 53% in the second quarter 2010.
The Group did not buy back shares in the second quarter 2010.
Adjusted fully-diluted earnings per share, based on 2,242.5 million fully-diluted weighted-average shares, was 1.32 euros compared to 0.77 euros in the second quarter 2009, an increase of 71%.

[9]	special items affecting operating income from the business segments had a negative impact of 24 M€ in the 2nd quarter 2010 and a negative impact of 188 M€ in the 2nd quarter 2009.

[10]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[11]	detail shown on page 17.

Expressed in dollars, adjusted fully-diluted earnings per share increased by 60% to 1.68 dollars.
   > Investments – divestments12
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 3.1 B€ (3.9 B$) in the second quarter 2010 compared to 3.1 B€ (4.2 B$) in the second quarter 2009.
Acquisitions were 305 M€ in the second quarter 2010, essentially comprised of interests in new energies and carried investments in the Barnett Shale in the United States.
Asset sales in the second quarter 2010 were 758 M€, essentially comprised of the sale of Mapa Spontex and sales of Sanofi-Aventis shares.
Net investments13 were 2.6 B€ (3.3 B$) in the second quarter 2010 compared to 2.8 B€ (3.8 B$) in the second quarter 2009.
   > Cash flow
Cash flow from operations was 4,942 M€ in the second quarter 2010 compared to 1,939 M€ in the second quarter 2009, reflecting essentially the increase in net income and a lower increase in working capital requirements. Expressed in dollars, cash flow from operations was 6.3 B$.
Adjusted cash flowfrom operations14 was 5,250 M€, an increase of 62% compared to the second quarter 2009. Expressed in dollars, adjusted cash flow from operations was 6.7 B$, an increase of 51%.
The Group’s net cash flow15 was 2,346 M€ compared to a negative 837 M€ in the second quarter 2009. Expressed in dollars, net cash flow was 3.0 B$ in the second quarter 2010 compared to a negative 1.1 B$ in the second quarter 2009.

[12]	detail shown on page 18.

[13]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[14]	cash flow from operations at replacement cost before changes in working capital.

[15]	net cash flow = cash flow from operations + divestments – gross investments.

● First half 2010 results
   > Operating income
Compared to the first half 2009, the average Brent price increased by 50% to 77.3 $/b. The average natural gas price, however, decreased by 8%. The ERMI European refining margin indicator was 30.4 $/t compared to 23.8 $/t in the first half 2009. The environment for the petrochemicals and specialty chemicals improved significantly.
The euro-dollar exchange rate was 1.33 $/€, stable compared to the first half 2009.
In this context, the adjusted operating income from the business segments was 9,967 M€, an increase of 50% compared to the first half 200916.
The effective tax rate for the business segments was 55% in the first half 2010 compared to 54% in the first half 2009.
Adjusted net operating income from the business segments was 5,243 M€ compared to 3,728 M€ in the first half 2009, an increase of 41%.
This increase is lower than that of the adjusted operating income from the business segments essentially due to changes in other financial income and expenses and the effective tax rate.
Expressed in dollars, adjusted net operating income from the business segments increased by 40%.
   > Net income
Adjusted net income increased by 37% to 5,257 M€ from 3,834 M€ in the first half 2009. Expressed in dollars, adjusted net income increased by 36%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustment items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 513 M€ in the first half 2010 and a positive impact of 1,115 M€ in the first half 2009.
•	Special items had a positive impact on net income of 25 M€ in the first half 2010 and a negative impact on net income of 308 M€ in the first half 2009[17].
•	The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income of 81 M€ in the first half 2010 and a negative impact on net income of 182 M€ in the first half 2009.
Net income (Group share) was 5,714 M€ compared to 4,459 M€ in the first half 2009.
The Group did not buy back shares in the first half 2010. On June 30, 2010, there were 2,243.6 million fully-diluted shares compared to 2,235.5 on June 30, 2009.
Adjusted fully-diluted earnings per share, based on 2,242.6 million weighted-average shares was 2.34 euros compared to 1.72 euros in the first half 2009, an increase of 36%.
Expressed in dollars, adjusted fully-diluted earnings per share was 3.11 compared to 2.29 in the first half 2009, an increase of 36%.

[16]	special items affecting operating income from the business segments had a negative impact of 74 M€ in the 1st half 2010 and a negative impact of 291 M€ in the 1st half 2009.

[17]	detail shown on page 17.

   > Investments – divestments18
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 5.5 B€ (7.3 B$) in the first half 2010 compared to 5.8 B€ (7.8 B$) in the first half 2009.
Acquisitions were 1.5 B€ in the first half 2010, essentially comprised of the acquisition of assets in the Barnett Shale in the US and the Laggan Tormore project in the UK.
Asset sales in the first half 2010 were 1.7 B€, essentially comprised of sales of Sanofi-Aventis shares and the sale of Mapa Spontex.
Net investments19 were 5.3 B€ (7.0 B$) in the first half 2010, compared to 5.2 B€ (7.0 B$) in the first half 2009.
   > Cash flow
Cash flow from operations was 10,202 M€, an increase of 72% compared to the first half 2009.
Adjusted cash flow from operations20 was 8,989 M€, an increase of 36%. Expressed in dollars, adjusted cash flow from operations was 11.9 B$, an increase of 35%.
The Group’s net cash flow21 was 4,945 M€ compared to 694 M€ in the first half 2009. Expressed in dollars, net cash flow was 6.6 B$ in the first half 2010.
The net-debt-to-equity ratio was 22.7% on June 30, 2010 compared to 21.5% on March 31, 2010 and 24.7% on June 30, 200922, in line with the Group’s objectives.

[18]	detail shown on page 18.

[19]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[20]	cash flow from operations at replacement cost before changes in working capital.

[21]	net cash flow = cash flow from operations + divestments – gross investments.

[22]	detail shown on page 19.

• Analysis of business segment results
Upstream
   > Environment – liquids and gas price realizations*

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09		1H10	1H09	1H09

78.2	76.4	59.1	+32%	Brent ($/b)	77.3	51.7	+50%

74.8	74.2	54.8	+36%	Average liquids price ($/b)	74.5	48.2	+55%
4.82	5.06	4.71	+2%	Average gas price ($/Mbtu)	4.94	5.36	-8%

54.8	55.5	44.2	+24%	Average hydrocarbons price ($/boe)	55.2	41.5	+33%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
   > Production

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09	Hydrocarbon production	1H10	1H09	1H09

2,359	2,427	2,182	+8%	Combined production (kboe/d)	2,393	2,252	+6%

1,327	1,373	1,328	—	• Liquids (kb/d)	1,350	1,370	-1%
5,549	5,829	4,686	+18%	• Gas (Mcf/d)	5,689	4,821	+18%

In the second quarter 2010, hydrocarbon production was 2,359 thousand barrels of oil equivalent per day (kboe/d), an increase of 8% compared to the second quarter 2009, essentially as a result of :
•	+7.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+2% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	+0.5% for changes in the portfolio,

•	-3% for the price effect[23].
In the first half 2010, hydrocarbon production was 2,393 kboe/d, an increase of close to 6.5% compared to the first half 2009, essentially as a result of :
•	+6.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+2% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	+0.5% for changes in the portfolio,

•	-3.5% for the price effect[23].
For the first half 2010, the ramp-up on new projects, net of the normal decline and lower level of turnarounds, provided the Group’s production growth.

[23]	impact of changing hydrocarbon prices on entitlement volumes.

   > Results

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09	in millions of euros	1H10	1H09	1H09

4,607	4,161	2,843	+62%	Adjusted operating income*	8,768	5,735	+53%

2,203	1,971	1,451	+52%	Adjusted net operating income*	4,174	2,933	+42%
271	335	176	+54%	• includes income from equity affiliates	606	403	+50%

2,723	3,143	2,664	+2%	Investments	5,866	4,914	+19%

174	87	105	+66%	Divestments	261	234	+12%

4,154	4,680	1,943	x2.1	Cash flow from operating activities	8,834	4,521	+95%

3,895	3,124	2,550	+53%	Adjusted cash flow	7,019	5,229	+34%

*	detail of adjustment items shown in the business segment information annex to financial statements.
Adjusted net operating income for the Upstream segment in the second quarter 2010 was 2,203 M€ compared to 1,451 M€ in the second quarter 2009, an increase of 52%.
Expressed in dollars, adjusted net operating income for the Upstream segment was 2.8 B$, an increase of 42% compared to the second quarter 2009, reflecting essentially the increase in both production and hydrocarbon prices.
The effective tax rate for the Upstream segment was 58%, compared to 60% in the first quarter 2010. The effective tax rate for the Upstream segment was 58% in the second quarter 2009.
Adjusted net operating income for the Upstream segment in the first half 2010 was 4,174 M€ compared to 2,933 M€ in the first half 2009, an increase of 42%.
Expressed in dollars, adjusted net operating income for the Upstream segment was 5.5 B$, an increase of 42% compared to the first half 2009, reflecting essentially the increase in both production and hydrocarbon prices.
The return on average capital employed (ROACE24) for the Upstream segment for the twelve months ended June 30, 2010 was 19% compared to 18% for the twelve months ended March 31, 2010 and the full year 2009.
The annualized second quarter 2010 ROACE for the Upstream segment was 21%.

[24]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Downstream
   > Refinery throughput and utilization rates*

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09		1H10	1H09	1H09

2,141	1,993	2,175	-2%	Total refinery throughput (kb/d)	2,067	2,205	-6%

784	680	925	-15%	• France	732	910	-20%
1,110	1,050	1,024	+8%	• Rest of Europe	1,080	1,055	+2%
247	263	226	+9%	• Rest of world	255	240	+6%

				Utilization rates
78%	73%	79%		• Based on crude only	75%	80%
83%	77%	84%		• Based on crude and other feedstock	80%	85%

*	includes share of CEPSA.
Second quarter 2010 refinery throughput decreased by 2% compared to the second quarter 2009 but increased by 7% compared to the first quarter 2010.
Scheduled turnarounds in the second quarter 2010 affected the Rome and Lindsey refineries. Despite the Dunkirk refinery and a distillation unit at the Normandy refinery being stopped throughout the second quarter 2010, the improved reliability of the refineries and the relatively low level of scheduled turnarounds led to an increase in the utilization rate based on crude and other feedstock to 83% in the second quarter 2010 compared to 77% in the first quarter 2010 and 84% in the second quarter 2009.
In the first half 2010, refinery throughput decreased by 6% compared to the first half 2009, reflecting essentially the Dunkirk refinery and a distillation unit at the Normandy refinery being stopped.
   > Results

			2Q10				1H10
			vs	in millions of euros			vs
2Q10	1Q10	2Q09	2Q09	(except the ERMI refining margin indicator)	1H10	1H09	1H09

31.2	29.5	17.1	+82%	European refining margin indicator – ERMI ($/t)	30.4	23.8	+28%

549	191	141	x3.9	Adjusted operating income*	740	932	-21%

483	155	156	x3.1	Adjusted net operating income*	638	756	-16%
44	14	28	+57%	• includes income from equity affiliates	58	61	-5%

562	456	825	-32%	Investments	1,018	1,320	-23%

11	27	26	-58%	Divestments	38	62	-39%

1,042	454	(28)	n/a	Cash flow from operating activities	1,496	1,620	-8%

774	323	239	x3.2	Adjusted cash flow	1,097	1,173	-6%

*	detail of adjustment items shown in the business segment information annex to financial statements.
The European refinery indicator averaged 31.2 $/t in the second quarter 2010, nearly double the 17.1 $/t average in the second quarter 2009.
Adjusted net operating income from the Downstream segment was 483 M€ in the second quarter 2010, compared to 156 M€ in the second quarter 2009.

Expressed in dollars, adjusted net operating income for the Downstream segment was 614 M$ compared to 213 M$ in the second quarter 2009, thanks to the strong performance of the refineries in an environment that was much more favorable than in the previous year.
Adjusted net operating income from the Downstream segment was 638 M€ in the first half 2010, a decrease of 16% compared to the first half 2009.
Expressed in dollars, adjusted net operating income for the Downstream segment was 846 M$, a decrease of 16% compared to the first half 2009 despite the improvement in refining margins. The decrease reflects essentially the less favorable conditions for supply optimization in 2010.
The ROACE25 for the Downstream segment for the twelve months ended June 30, 2010 was 6% compared to 4% for the twelve months ended March 31, 2010 and 7% for the full year 2009.
The annualized second quarter 2010 ROACE for the Downstream segment was 12%.

[25]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Chemicals

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09	in millions of euros	1H10	1H09	1H09

4,589	4,223	3,684	+25%	Sales	8,812	6,902	+28%
2,794	2,532	2,164	+29%	• Base chemicals	5,326	3,940	+35%
1,784	1,691	1,520	+17%	• Specialties	3,475	2,962	+17%

305	154	60	x5.1	Adjusted operating income*	459	(8)	n/a

274	157	71	x3.9	Adjusted net operating income*	431	39	x11.1
149	44	19	x7.8	• Base chemicals	193	(20)	n/a
124	117	58	x2.1	• Specialties	241	74	x3.3

144	94	115	+25%	Investments	238	294	-19%

328	6	8	x41.0	Divestments	334	14	x23.9

477	(90)	280	+70%	Cash flow from operating activities	387	458	-16%

418	228	114	x3.7	Adjusted cash flow	646	(20)	n/a

*	detail of adjustment items shown in the business segment information annex to financial statements.
In the second quarter 2010, petrochemical margins showed a net improvement over the second quarter 2009, driven by stronger margins in the Atlantic basin.
Sales for the Chemical segment were 4.6 B€.
Adjusted net operating income from the Chemicals segment increased to 274 M€ in the second quarter 2010 from 71 M€ in the second quarter 2009 due to the improved petrochemicals and specialties environment and the benefits realized through cost reduction.
In the first half 2010, adjusted net operating income from the Chemicals segment was 431 M€ compared to 39 M€ in the first half 2009. The increase resulted from the improvement in market conditions in 2010 as well as from the cost reduction efforts implemented over the course of the past years and the effective positioning of the Group’s Specialty chemicals during the recovery from the crisis.
The ROACE26 of the Chemical segment for the twelve months ended June 30, 2010 was 9% compared to 6% for the twelve months ended March 31, 2010 and 4% for the full year 2009.
The annualized second quarter 2010 ROACE for the Chemicals segment was 15%.

[26]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

• TOTAL S.A. – parent company accounts
Net income for TOTAL S.A., the parent company, was 2,941 M€ in the first half of 2010 compared to 3,240 M€ in the first half of 2009.
• Summary and outlook
The ROACE for the Group for the twelve months ended June 30, 2010, was 14%, compared to 13% for the twelve months ended March 31, 2010 and the full year 2009. The annualized second quarter 2010 ROACE for the Group was 18%.
Return on equity for the twelve months ended June 30, 2010, was 17%.
Total will pay a 2010 interim dividend of 1.14 € per share27 on November 17, 201028.
Investments excluding acquisitions for 2010 are expected to be in line with the 2010 budget level of 18 B$.
The Group maintains its net-debt-to-equity objective range of 25-30% for year-end 2010.
As of June 30, 2010, the Group’s equity interest in Sanofi-Aventis, following progressive sales of the shares, was 5.7%. Effective July 1, 2010, Sanofi-Aventis will no longer be accounted for as an equity affiliate but will instead be treated as a financial asset available for sale in the line “Other investments” of the balance sheet. In the second quarter 2010, Sanofi-Aventis contributed 141 M€ to adjusted net operating income and its portion of the adjustment items was a negative 40 M€.
Since the third quarter 2010 began, oil prices have traded around 75 $/b, but European refining margins have pulled back sharply from the second quarter level. The environment for the Chemicals has remained globally comparable to that of the second quarter.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9453 in Europe or +1 866 907 5923 in the U.S. (access code : Total). A replay available will be available until August 12 and can be accessed through the website or by calling +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the US (code : 270 381).

[27]	approved by the Board of Directors on July 29, 2010.

[28]	the ex-dividend date for the 2010 interim dividend is November 12, 2010 ; for the ADR (NYSE :TOT) the ex-dividend date is November 9, 2010.

This document does not constitute the Financial Report for the first half which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.
The June 30, 2010 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the United States Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the adjustment items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our annual report on Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92400 Courbevoie, France, or on our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
Second quarter and first half 2010
• Upstream

			2Q10 vs	Combined liquids and gas			1H10 vs
2Q10	1Q10	2Q09	2Q09	production by region (kboe/d)	1H10	1H09	1H09

577	647	574	+1%	Europe	612	629	-3%
752	746	713	+5%	Africa	749	728	+3%
515	516	420	+23%	Middle East	515	419	+23%
63	66	13	x4.8	North America	65	12	x5.4
184	172	193	-5%	South America	178	189	-6%
246	254	248	-1%	Asia-Pacific	250	251	—
22	26	21	+5%	CIS	24	24	—

2,359	2,427	2,182	+8%	Total production	2,393	2,252	+6%

434	415	342	+27%	Includes equity and non-consolidated affiliates	425	346	+23%

			2Q10 vs				1H10 vs
2Q10	1Q10	2Q09	2Q09	Liquids production by region (kb/d)	1H10	1H09	1H09

258	301	275	-6%	Europe	280	297	-6%
611	620	600	+2%	Africa	616	618	—
309	302	310	—	Middle East	305	312	-2%
30	32	11	x2.7	North America	31	10	x3.1
76	72	87	-13%	South America	74	86	-14%
30	32	33	-9%	Asia-Pacific	31	34	-9%
13	14	12	+8%	CIS	13	13	—

1,327	1,373	1,328	—	Total production	1,350	1,370	-1%

298	284	289	+3%	Includes equity and non-consolidated affiliates	291	291	—

			2Q10 vs				1H10 vs
2Q10	1Q10	2Q09	2Q09	Gas production by region (Mcf/d)	1H10	1H09	1H09

1,689	1,940	1,639	+3%	Europe	1,814	1,811	—
704	644	580	+21%	Africa	675	566	+19%
1,098	1,188	609	+80%	Middle East	1,143	591	+93%
191	188	9	x21.2	North America	190	9	x21.1
594	554	585	+2%	South America	574	567	+1%
1,220	1,249	1,215	—	Asia-Pacific	1,234	1,219	+1%
53	66	49	+8%	CIS	59	58	+2%

5,549	5,829	4,686	+18%	Total production	5,689	4,821	+18%

737	709	285	x2.6	Includes equity and non-consolidated affiliates	723	293	x2.5

			2Q10 vs				1H10 vs
2Q10	1Q10	2Q09	2Q09	Liquefied natural gas	1H10	1H09	1H09

3.04	2.89	2.15	+41%	LNG sales* (Mt)	5.93	4.30	+38%

*	sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; 2009 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2009 SEC coefficient.
• Downstream

			2Q10 vs				1H10 vs
2Q10	1Q10	2Q09	2Q09	Refined products sales by region (kb/d)*	1H10	1H09	1H09

1,881	1,949	1,979	-5%	Europe	1,915	2,076	-8%
301	286	272	+11%	Africa	294	275	+7%
115	147	161	-29%	Americas	131	175	-25%
163	145	148	+10%	Rest of world	154	138	+12%
2,460	2,527	2,560	-4%	Total consolidated sales	2,494	2,664	-6%

1,526	990	1,092	+40%	Trading	1,258	1,046	+20%

3,986	3,517	3,652	+9%	Total refined product sales	3,752	3,710	+1%

*	includes trading and share of CEPSA.

Adjustment items
• Adjustments to operating income from business segments

2Q10	1Q10	2Q09	in millions of euros	1H10	1H09

(24)	(50)	(188)	Special items affecting operating income from the business segments	(74)	(291)

—	—	—	• Restructuring charges	—	—
(8)	—	(105)	• Impairments	(8)	(105)
(16)	(50)	(83)	• Other	(66)	(186)

214	486	1,065	Pre-tax inventory effect : FIFO vs. replacement cost	700	1,542

190	436	877	Total adjustments affecting operating income from the business segments	626	1,251

• Adjustments to net income (Group share)

2Q10	1Q10	2Q09	in millions of euros	1H10	1H09

11	14	(221)	Special items affecting net income (Group share)	25	(308)

63	129	28	• Gain on asset sales	192	41
(10)	—	(99)	• Restructuring charges	(10)	(105)
(6)	(59)	(71)	• Impairments	(65)	(71)
(36)	(56)	(79)	• Other	(92)	(173)

(40)	(41)	(119)	Equity shares of adjustments related to Sanofi-Aventis*	(81)	(182)

169	344	788	After-tax inventory effect : FIFO vs. replacement cost	513	1,115

140	317	448	Total adjustments to net income	457	625

*	based on Total’s share in Sanofi-Aventis of 5.7% on 6/30/2010, 6.2% on 3/31/2010 and 9.7% on 6/30/2009.
Effective tax rates

2Q10	1Q10	2Q09	Effective tax rate*	1H10	1H09

58.3%	60.0%	58.3%	Upstream	59.1%	58.2%
53.3%	57.1%	55.9%	Group	55.0%	53.9%

*	tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09	in millions of euros	1H10	1H09	1H09

3,067	2,427	3,095	-1%	Investments excluding acquisitions*	5,494	5,842	-6%
221	199	154	+44%	• Capitalized exploration	420	382	+10%
170	111	23	x7.4	▪ Net investments in equity affiliates and non-consolidated companies	281	248	+13%

305	1,217	480	-36%	Acquisitions	1,522	573	x2.7

3,372	3,644	3,575	-6%	Investments including acquisitions*	7,016	6,415	+9%

758	965	781	-3%	Asset sales	1,723	1,140	+51%

2,596	2,661	2,776	-6%	Net investments**	5,257	5,239	—

			2Q10				1H10
			vs				vs
2Q10	1Q10	2Q09	2Q09	expressed in millions of dollars***	1H10	1H09	1H09

3,898	3,356	4,219	-8%	Investments excluding acquisitions*	7,289	7,786	-6%
281	275	210	+34%	• Capitalized exploration	557	509	+9%
216	154	31	x7.0	▪ Net investments in equity affiliates and non-consolidated companies	373	331	+13%

388	1,683	654	-41%	Acquisitions	2,019	764	x2.6

4,285	5,039	4,873	-12%	Investments including acquisitions*	9,309	8,550	+9%

963	1,334	1,065	-10%	Asset sales	2,286	1,519	+50%

3,299	3,680	3,784	-13%	Net investments**	6,975	6,983	—

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	6/30/2010	3/31/2010	6/30/2009

Current borrowings	8,521	6,840	7,916
Net current financial assets	(1,225)	(654)	(123)
Non-current financial debt	22,813	19,727	19,640
Hedging instruments of non-current debt	(1,812)	(1,212)	(875)
Cash and cash equivalents	(14,832)	(12,954)	(14,299)

Net debt	13,465	11,747	12,259

Shareholders’ equity	60,955	57,283	51,299
Estimated dividend payable*	(2,547)	(3,821)	(2,541)
Minority interests	858	1,083	963

Equity**	59,266	54,545	49,721

Net-debt-to-equity ratio	22.7%	21.5%	24.7%

*	June 30, 2010 based on the hypothesis of an annual dividend of 2.28 €/share

**	includes the 450 M€ impact in 2Q 2010 of the squeeze out of the Elf Aquitaine minority interest
2010 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating	net operating
	Scenario	Change	income(e)	income(e)

Dollar	1.40 $/€	+0.1 $ per	€-1.1 B€	-0.6 B€

Brent	60 $/b	+1 $/b	+0.25 B€/ 0.35 B$	+0.11 B€/ 0.15 B$

European refining margins ERMI	15 $/t	+1 $/t	+0.07 B€/ 0.10 B$	+0.05 B€/ 0.07 B$

*	sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
• Twelve months ended June 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	7,623	835	664	9,122	9,652
Capital employed at 6/30/2009*	35,385	13,939	6,915	56,239	62,294
Capital employed at 6/30/2010*	43,908	16,010	7,286	67,204	72,042

ROACE	19.2%	5.6%	9.4%	14.8%	14.4%

*	at replacement cost (excluding after-tax inventory effect).
• Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	6,871	508	461	7,840	8,399
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688
Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971	67,099

ROACE	18.3%	3.5%	6.3%	13.3%	13.0%

*	at replacement cost (excluding after-tax inventory effect).
• Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	6,382	953	272	7,607	8,226
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451

ROACE	18.2%	6.6%	3.8%	13.4%	13.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 256 M€ pre-tax at 12/31/2008